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SIMPLYTINYDEV

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simplytinydev One of the main sustainable materials used in our projects is hemp wood. Hemp is a great alternative because it is known to intake far less water than other plants.

Our capital raise is still going! Visit the link in our bio if you're interested in investing with us today!

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.